UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

September 30, 2003

Commission File Number 0-21392

AMARIN CORPORATION PLC

(Translation of registrant’s name into English)

7 Curzon Street
London W1J 5HG
England
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

     Form 20-F [X]       Form 40-F [   ]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes [   ]       No [X]

     The following exhibits are furnished as part of this Form 6-K:

Exhibit
Number	Description

15.1	Awareness Letter of PricewaterhouseCoopers LLP, Chartered Accountants

99.1	Amarin Corporation plc Interim financial statements as of and for the six months ended 30 June 2003 and 2002 (Unaudited)

     With respect to the unaudited financial information of Amarin Corporation plc for the six month periods ended June 30, 2003 and 2002, included in this Form 6-K, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated 30 September 2003 appearing herein states that they did not audit and they do not express an opinion on that unaudited financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Securities Act of 1933.

     This report on Form 6-K is hereby incorporated by reference in (a) the registration statement on Form F-3 (Registration No. 333-104748) of Amarin Corporation plc and in the prospectus contained therein, (b) the registration statement on Form F-3 (Registration No. 333-13200) of Amarin Corporation plc and in the prospectus contained therein and (c) the registration statement on Form F-3 (Registration No. 333-12642) of Amarin Corporation plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by Amarin Corporation plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.

SIGNATURES
EXHIBIT INDEX
EX-15.1
EX-99.1

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMARIN CORPORATION PLC

By:	/s/ RICHARD A. B. STEWART

Name: Richard A. B. Stewart
Title: Chief Executive Officer

Date: September 30, 2003

2

EXHIBIT INDEX

Exhibit
Number	Description

15.1	Awareness Letter of PricewaterhouseCoopers LLP, Chartered Accountants

99.1	Amarin Corporation plc Interim financial statements as of and for the six months ended 30 June 2003 and 2002 (Unaudited)

3